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Exhibit 12.1

        Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands)

		For the year ended December 31,
	Six months ended June 30, 2011
		2010	2009	2008	2007	2006
Net income	$22,657	$33,374	$39,093	$43,349	$35,291	$15,861
Minority interest—preferred operating, operating partnership and other	3,747	7,043	7,116	7,568	3,562	985
Distribution from real estate ventures in excess of earnings	5,169	6,722	5,968	5,176	3,946	5,559
Fixed charges less capitalized interest	32,865	66,159	70,213	69,065	64,424	51,318
Current period amortization of interest capitalized in prior periods	249	447	341	200	192	109

Earnings for ratio	$64,687	$113,746	$122,731	$125,358	$107,415	$73,832

Fixed charges:
Interest(1)	32,675	65,780	69,818	68,671	64,045	50,953
Capitalized interest	544	2,013	4,148	5,006	4,555	3,232
Estimated interest component of rent	190	379	395	394	379	365

Total fixed charges	$33,409	$68,172	$74,361	$74,571	$68,979	$54,550

Ratio of earnings to fixed charge	1.94	1.67	1.65	1.68	1.56	1.35

(1)
Interest includes the amortization of debt issuance costs.

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  Exhibit 12.1